

May 24, 2013

<u>Via E-mail</u>
Christopher J. Abate
Chief Financial and Accounting Officer
Redwood Trust, Inc.
One Belvedere Place, Suite 300
Mill Valley, CA 94941

      Re: Redwood Trust, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed February 26, 2013
             File No. 001-13759

Dear Mr. Abate:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Daniel L. Gordon

                      Daniel L. Gordon
                      Branch Chief